UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2014

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SK Telecom Co., Ltd. (the “Company”)

Preliminary Business Results for the Quarter ended September 30, 2014

•	The preliminary results shown in this table may differ from the final results

1. Details (Consolidated and prepared in accordance with International Financial Reporting Standards as adopted in Korea)

Classification (unit : in millions of Won, %)		Current Period (Third quarter of 2014)	Previous Period (Second quarter of 2014)	Changes (%)	Year to Year Comparison (Third quarter of 2013)	Changes (%)
Operating Revenue	Quarterly Results	4,367,484	4,305,368	1.4	4,124,594	5.9
	Year-to-date (“YTD”) Results	12,874,772	8,507,288	—	12,307,213	4.6
Operating Income	Quarterly Results	536,562	546,094	-1.7	551,436	-2.7
	YTD Results	1,335,052	798,490	—	1,501,409	-11.1
Profit from Continuing Operations Before Income Tax	Quarterly Results	665,758	608,006	9.5	429,716	54.9
	YTD Results	1,606,342	940,583	—	1,442,592	11.4
Profit for the Period	Quarterly Results	531,001	497,640	6.7	502,235	5.7
	YTD Results	1,295,950	764,949	—	1,315,880	-1.5
Attributable To: Controlling Interests	Quarterly Results	531,547	498,537	6.6	504,026	5.5
	YTD Results	1,299,898	768,351	—	1,324,824	-1.9

2. Source of Data	Data Provider	The Company’s IR Team
	Provided for	Analysts and Institutional Investors
	Date of Provision	October 29, 2014 / 16:00(Seoul time)
	Related Event (Location)	Conference Call for the quarter ended September 30, 2014 (The Company’s Headquarters, Conference Room)

3. Contact Information	Supervisor	Soo Cheol Hwang (82-2-6100-1809)
	Organizer	Jae Bum Park (82-2-6100-1660)
	Organizing Team	The Company’s IR Team

4. Related Filings	The Company’s report on Form 6-K furnished on October 22, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Soo Cheol Hwang
(Signature)
Name: Soo Cheol Hwang
Title: Senior Vice President

Date: October 29, 2014

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